Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Earnings:
Pre-tax earnings	$160,407	$184,606	$286,703	$363,036

Fixed charges	34,511	32,767	68,384	66,372

Earnings before fixed charges	$194,918	$217,373	$355,087	$429,408

Fixed charges:
Interest expense*	14,777	14,691	30,306	30,737

Amortization of bond issue costs	139	127	274	253

Interest credited for deposit products	19,227	17,522	37,085	34,498

Estimated interest factor of rental expense	368	427	719	884

Total fixed charges	$34,511	$32,767	$68,384	$66,372

Ratio of earnings to fixed charges	5.6	6.6	5.2	6.5

Rental expense	$1,116	$1,295	$2,180	$2,678

Estimated interest factor of rental expense (33%)	$368	$427	$719	$884

*	There was no interest capitalized in any period indicated.